Financial Statement Certification

*Aggregate Offering Amount of $107,000 or less

I, Simone Tarantino, certify that, to the best of my knowledge, the financial statements of English for a Song Inc. included in this Form C offering are true and complete in all material respects; and the tax return information of English for a Song Inc. included in this Form C reflects accurately the information reported on the tax return for English for a Song Inc. filed for the fiscal year(s) ended 2016 and 2017.

I acknowledge that intentional misstatements or omissions of facts constitute federal criminal violations.



Simone Tarantino

COO, Treasurer

May 1st, 2018

*Aggregate offering amount means the total amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Reg CF within the preceding 12-month period plus the current maximum offering amount.